Exhibit 99.7
Revised Item 8. Financial Information and Item 18. Financial Statements
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of SINA Corporation:
     In our opinion, the accompanying consolidated balance sheets, consolidated statements of operations, consolidated statements of shareholders’ equity and consolidated statements of cash flows present fairly, in all material respects, the financial position of SINA Corporation and its subsidiaries at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15 of SINA Corporation’s Form 20-F for the year ended December 31, 2008 (not included herewith). Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
     As discussed in Note 2 to the consolidated financial statements, the Company adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty of Income Taxes” since January 1, 2007 .
     As discussed in Note 2 to the consolidated financial statements, in 2009 the Company changed the manner in which it accounts for non-controlling interests and convertible debt instruments.
     A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company
PricewaterhouseCoopers Zhong Tian CPAs Limited Company
Beijing, the People’s Republic of China
June 29, 2009, except with respect to our opinion on the consolidated financial statements insofar as it relates to the effects of the change in accounting for non-controlling interests and convertible debt instruments described in Note 2, as to which the date is December 23, 2009

SINA CORPORATION
CONSOLIDATED BALANCE SHEETS
(In thousands, except per share data)

	December 31,
	2008	2007
ASSETS
Current assets:
Cash and cash equivalents	$383,320	$271,666
Short-term investments	220,504	206,333
Accounts receivable, net of allowances for doubtful accounts of $9,146 and $5,663, respectively	79,183	56,719
Prepaid expenses and other current assets	9,424	8,840

Total current assets	692,431	543,558
Property and equipment, net	34,111	26,846
Equity investments	—	1,300
Intangible assets, net	10,477	6,695
Goodwill	84,050	82,663
Other assets	1,425	1,201

Total assets	$822,494	$662,263

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,397	$940
Accrued liabilities	68,468	49,488
Income taxes payable	17,391	9,079
Deferred revenue	7,651	7,443
Convertible debt	99,000	99,000

Total current liabilities	193,907	165,950
Long-term liabilities:
Other liabilities	4,039	1,337

Total liabilities	197,946	167,287

Commitments and contingencies (Note 18)

Shareholders’ equity:
SINA shareholders’ equity:
Ordinary Shares: $0.133 par value; 150,000 shares authorized; 56,121 and 55,521 shares issued and outstanding	7,464	7,384
Additional paid-in capital	382,880	358,232
Retained earnings	178,569	97,931
Accumulated other comprehensive income (loss):
Unrealized loss on investments in marketable securities	(329)	(920)
Cumulative translation adjustments	51,921	32,349

Total SINA shareholders’ equity	620,505	494,976

Noncontrolling interest	4,043	—

Total shareholders’ equity	624,548	494,976

Total liabilities and shareholders’ equity	$822,494	$662,263

The accompanying notes are an integral part of these consolidated financial statements.

SINA CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Years ended December 31,
	2008	2007	2006
Net revenues:
Advertising	$258,499	$168,926	$120,067
Non-advertising	111,088	77,201	92,787

	369,587	246,127	212,854

Costs of revenue:
Advertising	100,008	63,466	42,529
Non-advertising	50,327	31,236	36,881

	150,335	94,702	79,410

Gross profit	219,252	151,425	133,444

Operating expenses:
Sales and marketing	79,784	50,555	49,972
Product development	30,371	21,942	19,573
General and administrative	33,179	26,738	27,172
Amortization of intangible assets	1,337	1,176	1,820

Total operating expenses	144,671	100,411	98,537

Income from operations	74,581	51,014	34,907
Interest and other income, net	18,270	9,027	1,416
Amortization of convertible debt issuance cost	—	(252)	(503)
Loss on investment in Tidetime Sun	—	—	(147)
Gain on the sale of noncontrolling interest in a subsidiary and equity investments, net	2,358	830	1,343

Income before income tax expense	95,209	60,619	37,016
Income tax expenses	(14,042)	(6,504)	(4,051)

Net income	81,167	54,115	32,965
Less: Net income attributable to the noncontrolling interest	(529)	—	—

Net income attributable to SINA	$80,638	$54,115	$32,965

Basic net income per share attributable to SINA	$1.44	$0.98	$0.61
Diluted net income per share attributable to SINA	$1.33	$0.97	$0.69
Shares used in computing basic net income per share attributable to SINA	55,821	55,038	53,696
Shares used in computing diluted net income per share attributable to SINA	60,474	60,020	58,549
The accompanying notes are an integral part of these consolidated financial statements.

SINA CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(In thousands)

			SINA Shareholders’ Equity
						Accumulated
	Total				Additional	Other
	Shareholders’	Comprehensive	Ordinary Shares		Paid-in	Comprehensive	Retained	Noncontrolling
	Equity	Income	Shares	Amount	Capital	Income	Earnings	Interest
Balances at December 31, 2005 as reported	$319,622	$—	53,265	$7,084	$284,559	$1,922	$26,057	$—
Adjustment to initially apply FSP APB 14-1 for convertible debt	10,565	—	—	—	25,771	—	(15,206)	—

Balances at December 31, 2005 as revised	330,187	—	53,265	7,084	310,330	1,922	10,851	—
Issuance of ordinary shares pursuant to stock plans	9,979	—	895	119	9,860	—	—	—
Stock-based compensation expenses	9,474	—	—	—	9,474	—	—	—
Business acquisition	—	—	184	25	(25)	—	—	—
Comprehensive income:
Net income	32,965	32,965	—	—	—	—	32,965	—
Unrealized gain on marketable securities	532	532	—	—	—	532	—	—
Currency translation adjustments	8,290	8,290	—	—	—	8,290	—	—

Total comprehensive income	41,787	$41,787

Balances at December 31, 2006	391,427		54,344	7,228	329,639	10,744	43,816	—
Issuance of ordinary shares pursuant to stock plans	19,037	—	1,138	151	18,886	—	—	—
Stock-based compensation expenses	8,712	—	—	—	8,712	—	—	—
Issuance of ordinary shares pursuant to convertible bonds conversion	1,000	—	39	5	995		—	—
Comprehensive income:
Net income	54,115	54,115	—	—	—	—	54,115	—
Unrealized gain on marketable securities	1,451	1,451	—	—	—	1,451	—	—
Currency translation adjustments	19,234	19,234	—	—	—	19,234	—	—

Total comprehensive income	74,800	$74,800

Balances at December 31, 2007	494,976	—	55,521	7,384	358,232	31,429	97,931	—
Issuance of ordinary shares pursuant to stock plans	10,549	—	600	80	10,469	—	—	—
Stock-based compensation expenses	14,309	—	—	—	14,309	—	—	—
Sale of subsidiaries’ shares to noncontrolling interest	3,514	—	—	—	—	—	—	3,514
Others	(130)	—	—	—	(130)	—	—	—
Comprehensive income:
Net income	81,167	81,167	—	—	—	—	80,638	529
Unrealized gain on marketable securities	591	591	—	—	—	591	—	—
Currency translation adjustments	19,572	19,572	—	—	—	19,572	—	—

Total comprehensive income	101,330	$101,330

Balances at December 31, 2008	$624,548		56,121	$7,464	$382,880	$51,592	$178,569	$4,043

The accompanying notes are an integral part of these consolidated financial statements.

SINA CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Years ended December 31,
	2008	2007	2006
Cash flows from operating activities:
Net income	$81,167	$54,115	$32,965
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	16,002	13,374	9,892
Stock-based compensation	14,309	8,712	9,474
Amortization of debt discount	—	3,704	7,133
Amortization of convertible debt issuance cost	—	252	503
Amortization of intangible assets	1,603	1,176	1,820
Provision for allowance for doubtful accounts	3,528	5,294	5,044
Deferred income taxes	(56)	474	(350)
Gain on sale of business and equity investments, net	(2,358)	(830)	(1,343)
Foreign exchange gains from liquidated subsidiaries	(1,964)	—	—
Loss on investment in Tidetime Sun	—	—	147
Loss on disposal of property and equipment	53	83	17
Changes in assets and liabilities (net of effect from business acquisition):
Accounts receivable	(21,903)	(14,241)	(14,791)
Prepaid expenses and other current assets	65	2,003	(490)
Other assets	24	77	1,429
Accounts payable	62	(58)	(1)
Accrued liabilities	14,646	9,140	11,171
Income taxes payable	8,614	2,504	2,922
Deferred revenue	208	3,286	(2,445)

Net cash provided by operating activities	114,000	89,065	63,097

Cash flows from investing activities, net of effect from business acquisition:
Purchases of short-term investments	(154,036)	(98,792)	(102,135)
Maturities of short-term investments	150,885	104,354	120,121
Purchases of property and equipment	(18,790)	(12,158)	(14,090)
Cash paid for acquisitions, net of cash acquired, and equity investments	(2,019)	(1,261)	(11,266)
Proceeds from sale of business and investments, net	—	2,000	6,520

Net cash used in investing activities	(23,960)	(5,857)	(850)

Cash flows from financing activities:
Proceeds from sale of subsidiary shares to noncontrolling interest	2,500	—	—
Proceeds from issuance of ordinary shares	10,549	19,037	9,979
Other financing activities	(642)	—	—

Net cash provided by financing activities	12,407	19,037	9,979

Effect of exchange rate change on cash and cash equivalents	9,207	6,244	2,541

Net increase in cash and cash equivalents	111,654	108,489	74,767
Cash and cash equivalents at the beginning of the year	271,666	163,177	88,410

Cash and cash equivalents at the end of the year	$383,320	$271,666	$163,177

Supplemental disclosures:
Cash paid for income taxes	$5,270	$3,634	$1,294

Cash paid for acquisitions	$(3,663)	$—	$(11,266)
Cash acquired	1,644	—	—

Cash paid for acquisitions, net of cash acquired	$(2,019)	$—	$(11,266)

Supplemental disclosures of noncash investing and financing activities:
Ordinary shares issued pursuance to convertible bond conversion	$—	$1,000	$—

Increase in equity investment from deposit on equity investment	$—	$—	$800

The accompanying notes are an integral part of these consolidated financial statements.

SINA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. Operations
     SINA Corporation (“SINA”, “we” or the “Company”) is an online media company and value-added information service provider in the People’s Republic of China (the “PRC” or “China”) and the global Chinese communities. With a branded network of localized websites targeting Greater China and overseas Chinese, the Company provides services through five major business lines including SINA.com (online news and content), SINA Mobile (mobile value-added services or “MVAS”), SINA Community (Web 2.0-based services and games), SINA.net (search and enterprise services) and SINA E-Commerce (online shopping). Together these business lines provide an array of services including region-focused online portals, MVAS, search and directory, interest-based and community-building channels, free and premium email, blog services, audio and video streaming, game community services, classified listings, fee-based services, e-commerce and enterprise e-solutions. The Company generates the majority of its revenues from online advertising and MVAS offerings, and, to a lesser extent, from search and fee-based services.
     On December 22, 2008, the Company announced that it entered into a definitive agreement with Focus Media Holding Limited (“Focus”) to acquire substantially all of the assets of Focus’s digital out-of-home advertising networks, including LCD display network, poster frame network and certain in-store network. The transaction is intended to combine the new media platform of the two companies in China to provide more effective and integrated marketing solutions to customers. The transaction is subject to customary closing conditions and certain regulatory approvals and, if approved, is expected to be completed by the third quarter of 2009. Based on the December 22, 2008 announcement, SINA will issue 47 million newly issued ordinary shares to Focus as consideration for the acquired assets. Focus will then distribute SINA shares to its shareholders shortly after the closing.
2. Significant Accounting Policies
Basis of presentation and use of estimates
     The preparation of the consolidated financial statements is in conformity with accounting principles generally accepted in the U.S., which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates, such differences may be material to the financial statements. The Company believes accounting for advertising and MVAS revenues, accounting for income taxes, assessment of impairment of goodwill and long-lived assets, assessment of impairment of marketable securities, allowance for doubtful accounts, assessment of impairment of equity investments, stock-based compensation, determination of the estimated useful lives of assets, accounting for advertising expenses and foreign currency represent critical accounting policies that reflect the more significant judgments and estimates used in the preparation of its consolidated financial statements.
     As discussed “Recent accounting pronouncements” below, the Company have adopted FASB Staff Position No. APB 14-1 “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)” (“FSP APB 14-1”) and FASB Statement No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an Amendment of ARB No. 51.” (“SFAS 160”), effective January 1, 2009. All periods presented in this consolidated financial statement have been restated or reclassified in accordance with those pronouncements.
Consolidation
     The consolidated financial statements include the accounts of the Company, its subsidiaries and variable interest entities (“VIEs”) for which the Company is the primary beneficiary. All significant intercompany accounts and transactions have been eliminated. FASB Interpretation No. 46R “Consolidation of Variable Interest Entities” (“FIN 46R”) requires a VIE to be consolidated by a company if that company is subject to a majority of the risk of loss for the VIEs or is entitled to receive a majority of the VIE’s residual returns.
     To comply with PRC laws and regulations, the Company provides substantially all its Internet content, MVAS and advertising services in China via its VIEs. These VIEs are wholly or partially owned by certain employees of the Company. The capital for the VIEs are funded by the Company and recorded as interest-free loans to these PRC employees. These loans were eliminated with the capital of the VIEs during consolidation. Under various contractual agreements, employee shareholders of the VIEs are required to transfer their ownership in these entities to the Company’s subsidiaries in China when permitted by PRC laws and regulations or to designees of the Company at any time for the amount of loans outstanding. All voting rights of the VIEs are assigned to the Company and the Company has the right to appoint all directors and senior management personnel of the VIEs. The Company has also entered into exclusive technical service agreements with the VIEs under which the Company provides technical and other services to the VIEs in exchange for substantially all net income of the VIEs. In addition, employee shareholders of the VIEs have pledged their shares in the VIEs as collateral for the non-payment of loans or for the fees for technical and other services due to the Company. As of December 31, 2008, the total amount of interest-free loans to these PRC employees was $8.0 million and the aggregate accumulated losses of all VIEs were approximately $3.2 million, which have been included in the consolidated financial statements.
     The following is a summary of the major VIEs of the Company:
•	Beijing SINA Internet Information Service Co., Ltd. (the “ICP Company”), a China company controlled through business agreement. The ICP Company is responsible for operating www.sina.com.cn in connection with its Internet content company license, selling the advertisements to advertisers and providing MVAS with its Value-Added Telecommunication Services Operating License in China via third-party operators to the users. It is 1.5% owned by Yan Wang, the Company’s Chairman of the Board, 22.50% owned by the Company’s executive officer Tong Chen, 26.75% owned by the Company’s executive officer Hong Du, and 49.25% owned by two other non-executive PRC employees of the Company. The registered capital of the ICP Company is $2.5 million.

•	Guangzhou Media Message Technologies, Inc. (“Xunlong”), a China company controlled through business agreement. Xunlong is responsible for providing MVAS in China via third-party operators to the users under its Value-Added Telecommunication Services Operating License. It is owned by two non-executive PRC employees of the Company. The registered capital of the Xunlong is $1.2 million.

•	Beijing Star-Village Online Cultural Development Co., Ltd. (“StarVI”), previously translated as Beijing Star-Village.com Cultural Development Co., Ltd, a China company controlled through business agreement. StarVI is responsible for providing MVAS in China via third-party operators to the users under its Value-Added Telecommunication Services Operating License. It is owned by three non-executive PRC employees of the Company. The registered capital of the StarVI is $1.2 million.

•	Shenzhen Wang Xing Technology Co., Ltd. (“Wangxing”), a China company controlled through business agreement. Wangxing is responsible for providing MVAS in China via third-party operators to the users under its Value-Added Telecommunication Services Operating License. It is owned by three non-executive PRC employees of the Company. The registered capital of Wangxing is $1.2 million.

•	Beijing SINA Infinity Advertising Co., Ltd. (the “IAD Company”), a China company controlled through business agreement. The IAD Company is an advertising agency. It is 20% owned by the Company’s executive officer Tong Chen and 80% owned by four non-executive PRC employees of the Company. This entity has an approved business scope including design, production, agency and issuance of advertisements. The registered capital of the IAD Company is $0.1 million.

•	Beijing Yisheng Leju Information Services Co., Ltd. (“Beijing Leju”), a China company controlled by us through a series of contractual arrangements. Beijing Leju is an advertising agency and is responsible for selling advertisement of real-estate and home decoration channels. It is owned by two non-executive PRC employees of the Company. This entity has an approved business scope including agency and issuance of advertisements. The registered capital of Beijing Leju is $0.1 million.
     The Company began to consolidate the ICP Company in October 2001. Xunlong and StarVI were acquired from Memestar Limited in January 2003 and the operating results for these two companies were consolidated by the Company since January 2003. Wangxing was acquired from Crillion Corporation in March 2004 and the operating results for Wangxing were consolidated by the Company since March 2004. The operating results of the IAD Company were consolidated since its establishment in 2004. The operating results of Beijing Leju were consolidated since its establishment in 2008.
     Certain prior year amounts of the balance sheets and the statements of operations and cash flow have been reclassified to conform to the current year presentation.
Cash equivalents
     The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2008 and 2007, cash equivalents were comprised primarily of investments in time deposits, commercial paper and money market funds stated at cost plus accrued interest, which approximated fair value.

Available-for-sale securities
     Investments classified as available-for-sale securities are reported at fair value with unrealized gains (losses), if any, recorded as accumulated other comprehensive income in shareholders’ equity. Realized gains or losses are charged to income during the period in which the gain or loss is realized. If the Company determines a decline in fair value is other-than-temporary, the cost basis of the individual security is written down to fair value as a new cost basis and the amount of the write-down is accounted for as a realized loss. The new cost basis will not be changed for subsequent recoveries in fair value. Determination of whether declines in value are other-than-temporary requires significant judgment. Subsequent increases and decreases in the fair value of available-for-sale securities will be included in comprehensive income through a credit or charge to shareholders’ equity except for an other-than- temporary impairment, which will be charged to income.
     Investments classified as available-for-sale securities include marketable debt securities. The Company invests in marketable debt securities that are readily available for sale to meet operating or acquisition needs and, accordingly, classifies them as short-term investments.
Allowances for doubtful accounts
     The Company maintains an allowance for doubtful accounts which reflects its best estimate of amounts that potentially will not be collected. The Company determines the allowance for doubtful accounts based on a historical, rolling average, bad debt rate in the prior year and other factors such as credit-worthiness and age of receivable balances. The Company also provides specific provisions for bad debts when facts and circumstances indicate that the receivable is unlikely to be collected. If the financial condition of the Company’s customers were to deteriorate, resulting in an impairment of their ability to make payments, or if the operators incur more bad debt than their original estimates, more bad debt allowance may be required.
Long-lived assets
     Property and equipment. Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally from three to four years for computers and equipment and five years for furniture and fixtures. Leasehold improvements are amortized over the shorter of the estimated useful lives of the assets or the remaining lease term. Depreciation expenses were $16.0 million, $13.4 million and $9.9 million for fiscal 2008, 2007 and 2006, respectively.
     As a result of the Company’s evaluation on its estimate of the useful life of its computer equipment (e.g., servers and filers) during the first quarter of 2006, such life was changed from three years to four years. This change in accounting estimate resulted in a reduction in depreciation expenses of $0.6 million for the three months ended March 31, 2006, of which $0.2 million were in the costs of advertising revenue and $0.4 million were in operating expenses.
     Goodwill. Goodwill is carried at cost. Under SFAS No. 142, “Goodwill and Intangible Assets” (“SFAS 142”), goodwill is no longer amortized but tested for impairment annually, or more frequently, if facts and circumstances warrant a review. The provisions of SFAS 142 require that a two-step test be performed to assess goodwill for impairment. First, the fair value of each reporting unit, defined as the operating segment or one level below, is compared to its carrying value, including goodwill. The Company generally determines the fair value of its reporting units using a blended market approach and income approach. If the carrying value of a reporting unit exceeds its fair value, the second step shall be performed and an impairment loss equal to the difference between the implied fair value of reporting unit’s goodwill and the carrying amount of the goodwill will be recorded.
     Intangible assets other than goodwill. Intangible assets arising from acquisitions are recognized at fair value upon acquisition and amortized on a straight-line basis over their estimated useful lives, generally from eighteen months to ten years.
     In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets,” long-lived assets and certain identifiable intangible assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for long-lived assets and certain identifiable intangible assets that management expects to hold or use is based on the amount by which the carrying value exceeds the fair value of the asset.

Equity investments
     Equity investments are comprised of joint ventures and privately held companies. The Company accounts for an equity investment over which it has significant influence but does not own a majority equity interest or otherwise control using the equity method. For equity investments over which the Company does not have significant influence, the cost method accounting is used.
     The Company assesses its equity investments for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, the operating performance of the companies, including current earnings trends and undiscounted cash flows, and other company-specific information, such as recent financing rounds. The evaluation process is based on information that it receives from these privately-held companies. This information is not subject to the same disclosure requirements as U.S. publicly traded companies, and as such, the basis for these evaluations is subject to the timing and the accuracy of the data received from these companies.
Convertible debt
     The Company applies SFAS No. 78, “Classification of Obligations That Are Callable by the Creditor” to determine the classification of its convertible debt. In accordance with SFAS 78, obligations such as convertible notes are required to be classified as a current liability if they are or will be callable within one year from the balance sheet date, even though liquidation may not be expected within that period. The Company adopted FSP APB14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)” on January 1, 2009. APB 14-1 requires issuers of convertible debt that may be settled wholly or partly in cash when converted to account for the debt and equity components separately. This statement is effective for fiscal years beginning after December 15, 2008 and must be applied retrospectively to all periods. In 2003, the Company issued $100 million of zero-coupon, convertible, subordinated notes (the “Notes”) due 2023, and subsequently in 2007, $1 million of the Notes were converted to SINA ordinary shares upon the purchaser’s request. As required by FSP APB 14-1, the Company estimated the fair value, as of the date of issuance, of its convertible notes as if the instrument was issued without the conversion option. The difference between the fair value and the principal amount of the instrument was retrospectively recorded as debt discount and as a component of equity. The amortization of the debt discount was recognized over the expected four-year life of the convertible notes as a non-cash increase to interest expense in the historical periods ended in June 2007. Amortization of debt discount charged to interest and other income, net were $3.7 million and $7.1 million for the fiscal years 2007 and 2006, respectively. The adoption of FSP APB 14-1 resulted in net increase in SINA’s shareholders’ equity of $3.6 million at December 31, 2006 and a $25.8 million reclassification in the SINA’s shareholders’ equity by decreasing retained earnings and increasing additional paid-in capital at December 31, 2007 and 2008. SINA’s income before income tax expense, net income and net income attributable to SINA were reduced by $3.6 million and $7.0 million for the fiscal years 2007 and 2006, respectively, primarily due to increased interest expense.
Revenue recognition
     Advertising
     Advertising revenues are derived principally from online advertising and, to a lesser extent, sponsorship arrangements. Online advertising arrangements allow advertisers to place advertisements on particular areas of the Company’s websites, in particular formats and over particular periods of time. Advertising revenues from online advertising arrangements are recognized ratably over the contract period of display when the collectibility is reasonably assured. Sponsorship arrangements allow advertisers to sponsor a particular area on its websites in exchange for a fixed payment over the contract period. Advertising revenues from sponsorship are recognized ratably over the contract period. Advertising revenues derived from the design, coordination and integration of online advertising and sponsorship arrangements to be placed on the Company’s websites are recognized ratably over the term of such programs. Revenues for advertising services are recognized net of agency rebates. In accordance with Emerging Issues Task Force (“EITF”) No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables,” advertising arrangements involving multiple deliverables are broken down into single-element arrangements based on their relative fair value for revenue recognition purposes, when possible. The Company recognizes revenue on the elements delivered and defers the recognition of revenue for the fair value of the undelivered elements until the remaining obligations have been satisfied.
     Revenues from barter transactions are recognized during the period in which the advertisements are displayed on the Company’s properties. Barter transactions are recorded at the lower of the fair value of the goods and services received or the fair value of the advertisement given, provided the fair value of the transaction is reliably measurable. Revenues from barter transactions were minimal for all periods presented.

     Deferred revenue primarily comprises contractual billings in excess of recognized revenue and payments received in advance of revenue recognition.
     Non-advertising
     MVAS. MVAS revenues are derived principally from providing mobile phone users with SMS, MMS, CRBT, WAP, IVR and Kjava games. These services include news and other content subscriptions, picture and logo download, ring tones, ring back tones, mobile games and access to music files. Revenues from MVAS are charged on a monthly or per-usage basis. Such revenues are recognized in the period in which the service is performed, provided that no significant obligations remain, collection of the receivables is reasonably assured and the amounts can be accurately estimated.
     The Company contracts with China Mobile and its subsidiaries, China Unicom and its subsidiaries, and, to a lesser degree, other operators, for billing, collection and transmission services related to the MVAS offered to its users. The Company also contracts with other service providers to provide content and to distribute MVAS or other services for us. In accordance with EITF No. 99-19, “Reporting Revenues Gross as a Principal Versus Net as an Agent,” revenues are recorded on a gross basis when most of the gross indicators are met, such as the Company is considered the primary obligor in the arrangement, designs and develops (in some cases with the assistance of third-parties) the MVAS, has reasonable latitude to establish price, has discretion in selecting the operators to offer its MVAS, provides customer services related to the MVAS and takes on the credit risks associated with the transmission fees. Conversely, revenues are recorded on a net basis when most of the gross indicators are not met.
     The Company purchases certain contents from third-party content providers for its MVAS. In most of these arrangements, the fees payable to the third-party content providers are calculated based on certain percentages of the revenue earned by their contents after deducting the fees paid to the third-party operators. The Company’s MVAS revenues are inclusive of such fees when the Company acts as the principal in these arrangements by having the ability to determine the fees charged to end users and being the primary obligor to the end users with respect to providing such services.
     Due to the time lag between when the services are rendered and when the operator billing statements are received, MVAS revenues are estimated based on the Company’s internal billing records and transmissions for the month, adjusting for prior periods’ confirmation rates with operators and prior periods’ discrepancies between internally estimated revenues and actual revenues confirmed by operators. The confirmation rate applied to the estimation of revenue is determined at the lower of the latest confirmation rate available and the average of six-months’ historical rates available, provided that the Company has obtained confirmation rates for six months. If the Company has not yet received confirmation rates for six months, revenues would be deferred until billing statements are received from the operators. Historically, there have been no significant adjustments to the revenue estimates.
     Historically, due to the time lag of receiving billing statements from operators and the lack of adequate information to make estimates, the Company has adopted a one-month lag reporting policy for MVAS revenues. Such policy has been applied on a consistent basis and does not apply to MVAS revenues from acquired entities Memestar Limited and Crillion Corporation as the acquired entities were able to obtain timely and accurate information to support their revenue estimates through the acquisition dates which has continued since our acquisition. For the years ended December 31, 2008, 2007 and 2006, the Company recorded MVAS revenues in the amount of $103.3 million, $70.5 million and $86.3 million, respectively. If the Company had not used the one-month lag reporting policy, its revenues from MVAS for the years ended December 31, 2008, 2007 and 2006 would have been $103.6 million, $72.1 million and $87.1 million, respectively.
     Credit memos issued by operators on billings that were previously settled and for which payments have been received are accounted for as a credit to revenue based on a historical rolling average. Historically, the true-ups between accrued amounts and actual credit memos issued have not been significant.
     Fee-based services. Fee-based services allow the Company’s users to subscribe to services on its websites including online games, paid email services, etc. Revenues from these services are recognized in the period in which the service is performed, provided that no significant obligations remain, collection of the receivables is reasonably assured and the amounts can be accurately estimated.
     E-commerce. E-commerce revenues are derived principally from slotting fees charged to agencies for selective positioning and promotion of their goods or services within the Company’s online mall, SINAMall, and from commissions calculated as a percentage of the online sales transaction value of the merchants. Slotting fee revenue is recognized ratably over the period the products are shown on the Company’s website while the commission revenue is recognized on a net basis after both successful online verification of customers’ credit cards and shipment of products. Product returns have not been significant and are assumed by vendors.
     Enterprise services. Enterprise services mainly include paid search and directory listings, corporate emails and classified listings. Revenues are recognized in the period in which the service is performed, provided that no significant obligations remain, collection of the receivables is reasonably assured and the amounts can be accurately estimated.
     In accordance with GAAP, the recognition of these revenues is partly based on the Company’s assessment of the probability of collection of the resulting accounts receivable balance. As a result, the timing or amount of revenue recognition may have been different if the Company’s assessment of the probability of collection of accounts receivable had been different.
     Pursuant to EITF Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement,” the Company presents taxes assessed by a governmental authority that is both imposed on and concurrent with a specific revenue-producing transaction on a gross basis in the financial statements. These taxes include business taxes, surcharges and cultural business construction fees. The total amount of such taxes for fiscal 2008, 2007 and 2006 were $25.9 million, $17.5 million and $13.2 million, respectively.
Costs of revenues
     Advertising
     Costs of advertising revenue consist mainly of costs associated with the production of websites, which includes fees paid to third parties for Internet connection, content and services, personnel related costs, and equipment depreciation associated with the website production. Costs of advertising revenue also include business taxes, surcharges and cultural business construction fees levied on advertising sales in China, which are approximately 8.5% of the advertising revenues in China.
     Non-advertising
     Costs of non-advertising revenue consist mainly of fees paid to or retained by the third-party operators for their services relating to the billing and collection of the Company’s MVAS revenues and for using their transmission gateways. Costs of non-advertising revenue also consist of fees or royalties paid to third-party content and service providers associated with the MVAS, costs for providing the enterprise services and business taxes levied on non-advertising sales in China. Business taxes and surcharges levied on non-advertising revenues are approximately 3.3% for mobile related revenues and 5.5% for other non-advertising revenues.
Product development expenses
     Product development expenses consist primarily of personnel-related expenses incurred for enhancement to and maintenance of the Company’s websites as well as costs associated with new product development and product enhancements. The Company recognizes website development costs in accordance with SOP 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” As such, the Company expenses all costs incurred that relate to the planning and post implementation phases of development and costs associated with repair or maintenance of the existing site or the development of website content. Costs incurred in the development phase are capitalized and amortized on a straight-line basis over the estimated product life or on the ratio of current revenues to total projected product revenue, whichever is greater. Since inception, the amount of costs qualifying for capitalization has been immaterial and, as a result, all product development costs have substantially been expensed as incurred.
Advertising expenses
     Advertising expenses consist primarily of costs of promotion for corporate image and product marketing and costs of direct advertising. The Company expenses all advertising costs as incurred and classify these costs under sales and marketing expenses. The nature of the Company’s direct advertising activities is such that they are intended to acquire subscribers for subscription-based and usage-based MVAS. The Company considered Statement of Position 93-7 — “Reporting on Advertising Costs” (“SOP 93-7”) issued by the American Institute of Certified Public Accountants (“AICPA”) and concluded that the criteria specified for capitalizing the costs of direct response advertising for subscription-based MVAS were not met. Advertising expenses for fiscal years 2008, 2007 and 2006 were $46.4 million, $24.6 million and $23.3 million, respectively.
Stock-based compensation

     Effective January 1, 2006, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”). Under the fair value recognition provisions of this statement, all stock-based awards to employees and directors, including stock options and restricted share units, are measured at the grant date based on the fair value of the awards. Stock-based compensation, net of forfeitures, is recognized as expense on a straight-line basis over the requisite service period, which is the vesting period.
     The Company uses the Black-Scholes option pricing model to determine the fair value of stock options. The determination of fair value of stock-based payment awards on the date of grant using an option pricing model is affected by the Company’s stock price as well as assumptions regarding a number of complex and subjective variables. These variables include the Company’s expected stock price volatility over the expected term of the awards, actual and projected employee stock option exercise behaviors, a risk-free interest rate and any expected dividends. Options granted generally vest over four years.
     The Company recognizes the estimated compensation cost of service-based restricted share units based on the fair value of its common shares on the date of the grant. The Company recognizes the compensation cost, net of estimated forfeitures, over a vesting term of three to four years.
     The Company recognizes the estimated compensation cost of performance-based restricted share units based on the fair value of its common shares on the date of the grant. The awards are earned upon attainment of identified performance goals. The Company recognizes the compensation cost, net of estimated forfeitures, over the performance period. The Company also adjusts the compensation cost based on the probability of performance goal achievement at the end of each reporting period.
     Forfeitures are estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates. The Company uses historical data to estimate pre-vesting option and restricted share units forfeitures and record stock-based compensation expense only for those awards that are expected to vest.
     See Note 14 Shareholders’ Equity for further discussion on stock-based compensation.
Operating leases
     The Company leases office space under operating lease agreements with original lease periods up to three years. Rental expenses are recognized from the date of initial possession of the leased property on a straight-line basis over the term of the lease. Certain lease agreements contain rent holidays, which are recognized on a straight-line basis over the lease term. Lease renewal periods are considered on a lease-by-lease basis and are generally not included in the initial lease term.
Income taxes
     Income taxes are accounted for using the asset and liability approach. Under this approach, income tax expense is recognized for the amount of taxes payable or refundable for the current year. In addition, deferred tax assets and liabilities are recognized for expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carryforwards. The Company records a valuation allowance to reduce deferred tax assets to an amount for which realization is more likely than not.
     The Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109” (“FIN 48”), on January 1, 2007. FIN 48 prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. The Company did not have any adjustment to the opening balance of retained earnings as of January 1, 2007, as a result of the implementation of FIN 48. For the years ended December 31, 2008 and 2007, the Company did not have any significant liabilities nor any interest or penalties associated with unrecognized tax benefit. As of December 31, 2008 and 2007, the Company did not have any significant unrecognized uncertain tax positions.
     In accordance with APB Opinion No. 23, “Accounting for Income Taxes — Special Areas,” undistributed earnings of a subsidiary are presumed to be transferred to the parent company and are subject to withholding taxes, unless the parent company has evidence of specific plans for reinvestment of undistributed earnings of a subsidiary which demonstrate that remittance of the earnings will be postponed indefinitely. The current policy adopted by the Company’s Board of Directors allows the Company to distribute PRC earnings offshore only if the Company does not have to pay a dividend tax. Based on the new Enterprise Income Tax Law (“the EIT

Law”) in China, which became effective on January 1, 2008, such policy would require the Company to indefinitely reinvest all earnings made in China since 2008 onshore or be subject to a significant withholding tax should it decides to distribute earnings made since 2008 offshore.
Foreign currency
     The Company’s reporting currency and functional currency are the U.S. dollar. The Company’s operations in China and in international regions use their respective currencies as their functional currencies. The financial statements of these subsidiaries are translated into U.S. dollars using period-end rates of exchange for assets and liabilities and average rates of exchange in the period for revenues and expenses.
     Translation gains and losses are recorded in accumulated other comprehensive income or loss as a component of shareholders’ equity. Net gains and losses resulting from foreign exchange transactions are included in interest and other income. Translation gains or losses are not released to net income unless the associated net investment has been sold, liquidated, or substantially liquidated. Foreign currency translation adjustments to the Company’s comprehensive income for 2008, 2007 and 2006 were $19.6 million, $19.2 million and $8.3 million, respectively. Net foreign currency transaction gains for 2008 and 2007 were approximately $3.3 million and $1.1 million, respectively, arising from the Chinese renminbi appreciating against the U.S. dollar. Net foreign currency transaction loss for 2006 was $0.1 million.
Net income per share
     Basic net income per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted net income per share is computed using the weighted average number of ordinary share and ordinary share equivalents outstanding during the period. Ordinary share equivalents include options to purchase ordinary shares and restricted share units, unless they were anti-dilutive, and conversion of zero-coupon, convertible, subordinated notes.
Comprehensive income
     Comprehensive income is defined as the change in equity of a company during a period from transactions and other events and circumstances excluding transactions resulting from investments from owners and distributions to owners. Comprehensive income for the periods presented includes net income, foreign currency translation adjustments and unrealized gains (losses) on marketable securities classified as available for sale.
Recent accounting pronouncements
     In December 2008, the FASB issued FASB Staff Position (“FSP”) No. 140-4 and FIN 46R-8 (“FSP 140-4 and FIN 46R-8”), “Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities.” FSP 140-4 and FIN 46R-8 require additional disclosures about transfers of financial assets and involvement with variable interest entities. The requirements apply to transferors, sponsors, servicers, primary beneficiaries and holders of significant variable interests in a variable interest entity or qualifying special purpose entity. Disclosures required by FSP 140-4 and FIN 46R-8 are effective for the Company for fiscal years beginning after December 15, 2008. Because FSP 140-4 and FIN 46R-8 only require additional disclosures, the adoption will not impact the Company’s consolidated financial position, cash flows or results of operations.
     In May 2008, the FASB issued FSP APB14-1, which requires issuers of convertible debt that may be settled wholly or partly in cash when converted to account for the debt and equity components separately. This statement is effective for fiscal years beginning after December 15, 2008 and must be applied retrospectively to all periods. In 2003, the Company issued $100 million of zero-coupon, convertible, subordinated notes (the “Notes”) due 2023, and subsequently in 2007, $1 million of the Notes were converted to SINA ordinary shares upon the purchaser’s request. As required by FSP APB 14-1, the Company estimated the fair value, as of the date of issuance, of its convertible notes as if the instrument was issued without the conversion option. The difference between the fair value and the principal amount of the instrument was retrospectively recorded as debt discount and as a component of equity. The amortization of the debt discount was recognized over the expected four-year life of the convertible notes as a non-cash increase to interest expense in the historical periods ended in June 2007. Amortization of debt discount charged to interest and other income, net were $3.7 million and $7.1 million for the fiscal years 2007 and 2006, respectively. The adoption of FSP APB 14-1 resulted in net increase in SINA’s shareholders’ equity of $3.6 million at December 31, 2006 and a $25.8 million reclassification in the SINA’s shareholders’ equity by decreasing retained earnings and increasing additional paid-in capital at December 31, 2007 and 2008. SINA’s income before income tax expense, net income and net income attributable to SINA were reduced by $3.6 million and $7.0 million for the fiscal years 2007 and 2006, respectively, primarily due to increased interest expense.

     In April 2008, the FASB issued FASB Staff Position No. FAS142-3 “Determination of the Useful Life of Intangible Assets” (“FSP FAS142-3”), which amends the factors to be considered in determining the useful life of intangible assets. Its intent is to improve the consistency between the useful life of an intangible asset and the period of expected cash flows used to measure its fair value. This statement is effective for fiscal years beginning after December 15, 2008. FSP 142-3 is effective for intangible assets acquired after December 15,2008 and early application is prohibited. The impact of the adoption of FSP 142-3 on the Company’s consolidated financial position and results of operations will be largely dependent on the size and nature of the intangible assets acquired after the adoption of this statement.
     In December 2007, the FASB issued SFAS No. 141 (revised 2007) “Business Combinations” (“SFAS 141R”). SFAS 141R will change how business acquisitions are accounted for and will impact financial statements both on the acquisition date and in subsequent periods. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The impact of the adoption of SFAS 141R on the Company’s consolidated financial position and results of operations will be largely dependent on the size and nature of the business combinations completed after the adoption of this statement.
     In December 2007, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin 110 (“SAB 110”). Under SAB 110, the Staff will continue to allow companies to use the simplified method for estimating the expected terms of “plain vanilla” share options beyond December 31, 2007, assuming certain circumstances are met. The adoption of SAB 110 did not have a material impact on the Company’s consolidated financial position, cash flows and results of operations.
     In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements” which requires noncontrolling interests (previously referred to as minority interests) in subsidiaries to be classified as a separate component of equity in the consolidated financial statements. The new standard also requires the amounts of net income and comprehensive income attributable to the noncontrolling interests to be included on the face of the statement of income and comprehensive income, respectively, and requires various additional disclosures related to noncontrolling interests. SFAS No. 160 requires changes in ownership interest that result either in consolidation or deconsolidation to be recorded at fair value through earnings, including the retained ownership interest, while changes that do not result in either consolidation or deconsolidation of a subsidiary are treated as equity transactions. FAS 160 shall be effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. As such, the Company has adopted FAS 160 effective January 1, 2009 and in accordance with the transition provisions, the prior year’s presentation and disclosures have been retrospectively adjusted for all periods presented.
     In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). Under SFAS 159, companies may elect to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS 159 is effective for the Company beginning fiscal 2008. The adoption of SFAS 159 did not have a material impact on the Company’s consolidated financial position, cash flows and results of operations.
     In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. However, on February 12, 2008, the FASB issued FASB Staff Position FAS 157-2, “Effective Date of FASB Statement No. 157” (“FSP FAS 157-2”), which delays the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). FSP FAS 157-2 partially defers the effective date of Statement 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of this FSP. The Company adopted SFAS 157 in 2008, except as it applies to those nonfinancial assets and nonfinancial liabilities as noted in FSP FAS 157-2. The partial adoption of SFAS 157 in 2008 did not have a material impact on the Company’s consolidated financial position, cash flows and results of operations. The Company is still evaluating the impact of the remaining SFAS 157 on its consolidated financial position, cash flows and results of operations.
3. Noncontrolling Interests
     In April 2008, the Company restructured its real estate and home decoration channels and related business into a new subsidiary, China Online Housing Technology Corporation (“COHT”). Thirty-four percent of COHT shares were issued to eHouse (China) Holdings Limited (“eHouse”) in exchange for payment of $2.5 million cash to the Company and a 10-year exclusive, business-to-

consumer usage of its China Real Estate Information Circle (“CRIC”) database to COHT. The 10-year exclusive licensing of the CRIC database was appraised at $3.5 million and was recorded as an intangible asset and amortized on a straight-line basis over the life of the license. A gain of $3.1 million was recorded from stepping up eHouse’s share of COHT to fair value. Financial results of COHT have been consolidated into the Company’s operating results since its inception in 2008.
     In July 2008, the Company invested an additional $3.6 million to take a controlling interest in a privately held web-application development firm. Based on estimated fair value, the follow-on investment resulted in recognizing $1.8 million in intangible assets, $1.4 million in goodwill and an investment loss of $0.8 million. The operating results of the privately held company have been consolidated by the Company since July 2008.
4. Goodwill and Intangible Assets
     The Company acquired Memestar Limited, a British Virgin Islands limited liability corporation (“Memestar”) in 2003 and Crillion Corporation, a British Virgin Islands limited liability corporation (“Crillion”) in 2004 to enhance its MVAS offerings as well as increase its market share in the PRC MVAS market. The Company also acquired Davidhill Capital Inc., a British Virgin Islands limited liability corporation (“Davidhill”), and its UC instant messaging technology platform in 2004. In 2008, the Company took controlling interest in a privately held web-application development firm. The following table summarizes goodwill by segment from these acquisitions:

	Advertising	MVAS	Total
	(In thousands)
Balances at December 31, 2006	$13,772	$68,891	$82,663

Balances at December 31, 2007	$13,772	$68,891	$82,663
Additional interest in a majority-owned investment	1,387	—	1,387

Balances at December 31, 2008	$15,159	$68,891	$84,050

     The Company is required to perform an impairment assessment of its goodwill on an annual basis or when facts and circumstances warrant a review. The Company performed an impairment assessment relating to goodwill arising from its acquisitions as of December 31, 2008, and concluded that there was no impairment as to the carrying value of the goodwill.
     The following table summarizes the Company’s intangible assets:

	December 31, 2008			December 31, 2007
		Accumulated			Accumulated
	Cost	amortization	Net	Cost	amortization	Net
	(In thousands)
Technology	$10,300	$(4,635)	$5,665	$10,300	$(3,605)	$6,695
Database	3,541	(266)	3,275	—	—	—
Software	1,844	(307)	1,537	—	—	—
Non-compete agreements	—	—	—	3,147	(3,147)	—

Total	$15,685	$(5,208)	$10,477	$13,447	$(6,752)	$6,695

     All intangible assets are amortizable. Technology and database have estimated useful lives of ten years. Software is amortized over three years. Non-compete agreements have estimated useful lives of eighteen months to thirty-six months.
     Amortization expense related to intangible assets was $1.6 million, $1.2 million and $1.8 million for the years ended December 31, 2008, 2007 and 2006, respectively. As of December 31, 2008, estimated amortization expenses for future periods are expected to be as follows:

Fiscal year	(In thousands)
2009	$1,998
2010	1,998
2011	1,693
2012	1,384
2013	1,384
Thereafter	2,020

Total expected amortization expense	$10,477

5. Investment in Tidetime Sun
     Investment in Tidetime Sun was accounted for as an investment in marketable equity securities under the provisions of SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” and classified as available for sale. In December 2006, the Company sold its investment in Tidetime Sun for $0.6 million. Net loss on investment for 2006 was $0.1 million.
6. Equity Investments
     Equity investments comprised of joint ventures and other privately held companies. The following sets forth the changes in the Company’s equity investments.

	Shanghai NC-SINA	Others	Total
	(In thousands)
Balances at December 31, 2005	$1,417	$1,844	$3,261
Investment	—	800	800
Share of loss of equity investments	(108)	(582)	(690)
Sale of equity investments	(1,309)	(892)	(2,201)

Balances at December 31, 2006	—	1,170	1,170
Investment	—	1,300	1,300
Sale of equity investments	—	(1,170)	(1,170)

Balance at December 31, 2007	—	1,300	1,300
Converted to controlling interest	—	(1,300)	(1,300)

Balance at December 31, 2008	$—	$—	$—

     In May 2006, the Company sold its 51% interest in Shanghai-NC SINA, a joint venture with NC Soft, a Korean online game company, to NC Soft and recorded a gain of $2.0 million. In June 2007, the company sold its interest in a privately held company and recorded a gain of $0.8 million. In July 2008, the Company took a controlling interest in a privately held firm through a $3.6 million follow-on investment.
7. Cash, Cash Equivalents and Short-term Investments
     Cash, cash equivalents and short-term investments consisted of the following as of December 31, 2008 and 2007:

	As of December 31, 2008			As of December 31, 2007
		Unrealized	Estimated fair		Unrealized	Estimated fair
	Carrying value	losses	value	Carrying value	losses	value
	(In thousands)
Cash and cash equivalents:
Cash	$196,548	$—	$196,548	$147,724	$—	$147,724
Cash equivalents:
Bank time deposits	56,617	—	56,617	30,433	—	30,433
Money market funds	130,155	—	130,155	93,509	—	93,509

	186,772	—	186,772	123,942	—	123,942

	383,320	—	383,320	271,666	—	271,666

Short-term investments:
Bank time deposits	205,609	—	205,609	165,872	—	165,872
U.S. Treasury and federal agency bonds	—	—	—	16,080	(397)	15,683
Corporate bonds and notes	15,224	(329)	14,895	20,328	(138)	20,190
Floating rate notes	—	—	—	4,973	(385)	4,588

	220,833	(329)	220,504	207,253	(920)	206,333

Total cash, cash equivalents and short-term investments	$604,153	$(329)	$603,824	$478,919	$(920)	$477,999

     Interest income for the years ended December 31, 2008, 2007 and 2006 was $15.4 million, $11.5 million and $8.5 million, respectively.
     In accordance with FASB Staff Position No. FAS 115-1 “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” the following table summarizes the fair value and unrealized gains/(losses) related to available-for-sale debt securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2008:

	Less than 12 months		Total
		Gross		Gross
	Estimated	unrealized	Estimated	unrealized
	fair value	losses	fair value	losses
(In thousands)
Corporate bonds and notes	$14,895	$(329)	$14,895	$(329)
     Market values were determined for each individual security in the investment portfolio. The declines in value of these investments are primarily related to changes in interest rates and market demand and are considered to be temporary in nature. Realized gains or loss on short-term investments were immaterial for the periods presented. See Note 2 for the Company’s policy on available-for-sale securities.
     The following table summarizes the contractual maturities of short-term investments at December 31, 2008:

		Gross
	Estimated	unrealized
	fair value	losses
	(In thousands)
Due within one year	$210,839	$6
Due after five years	9,665	(335)

	$220,504	$(329)

8. Balance Sheet Components

	December 31,
	2008	2007
	(In thousands)
Accounts receivable, net:
Accounts receivable	$88,329	$62,382
Allowance for doubtful accounts:
Balance at beginning of year	(5,663)	(4,471)
Additional provision charged to expenses	(3,528)	(5,294)
Write-off, net of recoveries	45	4,102

Balance at end of year	(9,146)	(5,663)

	$79,183	$56,719

Prepaid expenses and other current assets:
Content fees	$4,034	$3,906
Rental and other deposits	1,404	1,092
Others	3,986	3,842

	$9,424	$8,840

Property and equipment, net:
Computers and equipment	$76,253	$57,826
Leasehold improvements	4,988	3,805
Furniture and fixtures	3,821	2,663
Other	1,571	1,637

	86,633	65,931
Less: Accumulated depreciation and amortization	(52,522)	(39,085)

	$34,111	$26,846

Accrued liabilities:
Accrued compensation and benefits	$9,480	$7,990
Sales commission	4,055	2,407
Business taxes payable	5,835	5,961
Sales rebates	10,305	11,777
Marketing expenses	9,100	4,641
Professional fees	5,144	2,185
Internet connection costs	3,151	1,160
Content fees	13,526	8,403
Others	7,872	4,964

	$68,468	$49,488

9. Related Party Transactions
     In April 2007, one of the Company’s subsidiaries entered into an agreement with Broadvision Inc. (“Broadvision”). Mr. Pehong Chen, a director of SINA, is a significant stockholder of Broadvision and serves as its Chairman, Chief Executive Officer and President. Under the agreement, Broadvision provides HR information management hosting service, including software subscription and system upgrade, feature enhancement and technical support, to the Company’s operations in China for an annual subscription fee of RMB 500,000 or approximately $66,000. Broadvision also charges an initial system implementation fee of RMB 500,000. SINA has an option to buy out the software license from Broadvision on a non-exclusive basis by paying a lump-sum amount (RMB 2,000,000, RMB 1,500,000, or RMB 1,000,000 for buy-out in 2008, 2009 or 2010 or later, respectively) plus a 22% of the buy-out amount for maintenance services. For 2007 and 2008, the Company paid Broadvision approximately $131,000 and $72,000, respectively. There was no payable outstanding as of December 31, 2008.
     During 2007, a VIE of the Company entered into a $0.4 million technical support contract with an equity investment. All amounts were expensed and paid in 2007. In 2008, the Company took a controlling interest in the privately held firm and began consolidating its results.
10. Income Taxes
     The Company is registered in the Cayman Islands and has operations in four tax jurisdictions - the PRC, the U.S. of America, Hong Kong and Taiwan. The operations in Taiwan represent a branch office of the subsidiary in the U.S. For operations in the U.S, Hong Kong and Taiwan, the Company has incurred net accumulated operating losses for income tax purposes. The Company believes that it is more likely than not that these net accumulated operating losses will not be utilized in the future. Therefore, the Company has provided full valuation allowance for the deferred tax assets arising from the losses at these locations as of December 31, 2008. The Company generated substantially all of its net income from its PRC operations for the years ended December 31, 2008, 2007 and 2006, and the Company has recorded income tax provisions for these years.
     The components of income before income taxes are as follows:

	Years ended December 31,
	2008	2007	2006
	(In thousands, except percentage)
Income before income tax expense	$95,209	$60,619	$37,016
Loss from non China operations	$(12,938)	$(9,548)	$(19,112)
Income from China operations	$108,147	$70,167	$56,128
Income tax expenses applicable to China operations	$14,042	$6,504	$4,051
Effective tax rate for China operations	13%	9%	7%
Cayman Islands
     Under the current tax laws of Cayman Islands, the Company is not subject to tax on income or capital gain. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.
China
     Prior to January 1, 2008, the Company’s subsidiaries and variable interest enterprises (“VIEs”) were governed by the previous Income Tax Law (the “ Previous IT Law”) of China. Under the Previous IT Law, the Company’s subsidiaries and VIEs were generally subjected to enterprise income taxes at a statutory rate of 33% (30% state income tax plus 3% local income tax) or 15% for qualified new and high technology enterprises. In addition to a preferential statutory rate, some of the Company’s new and high technology subsidiaries were entitled to special tax holidays of three-year tax exemption followed by three years at a 50% reduction in the tax rate, commencing the first operating year.
     Effective January 1, 2008, the new Enterprise Income Tax Law (the “EIT Law”) in China supersedes the Previous IT Law and unifies the enterprise income tax rate for VIEs and Foreign-Invested Enterprises (“FIEs”) at 25%. The EIT Law provides a five-year transitional period for certain entities that enjoyed a favorable income tax rate of less than 25% and/or a preferential tax holiday under the Previous IT Law and were established before March 16, 2007, to gradually increase their rates to 25%. In addition, new and high technology enterprises continue to enjoy a preferential tax rate of 15%. The EIT Law also provides grandfather treatment for new and high technology enterprises that received special tax holidays under the Previous IT Law to continue to enjoy their tax holidays until expiration. In December 2008, two of the Company’s subsidiaries in China, SINA.com Technology (China) Co. Ltd. and Beijing New Media Information Technology Co. Ltd., were qualified as new and high technology enterprises under the new EIT Law.
     The EIT Law also provides that an enterprise established under the laws of foreign countries or regions but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, the Company does not believe that it is likely that its operations outside of the PRC should be considered a resident enterprise for PRC tax purposes. However, due to limited guidance and implementation history the EIT Law, should SINA be treated as a resident enterprise for PRC tax purposes, the Company will be subject to PRC tax on worldwide income at a uniform tax rate of 25% retroactive to January 1, 2008.
     The EIT Law also imposes a withholding income tax of 10% on dividends distributed by an FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Such withholding income tax was exempted under the Previous IT Law. The Cayman Islands, where the Company incorporated, does not have such tax treaty with China. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). A majority of the Company’s FIEs’ operations in China are invested and held by Hong Kong registered entities. In accordance with APB Option No. 23, “Accounting for Income Taxes — Special Area,” all undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes unless certain conditions are met. Based on the subsequently issued interpretation of the new EIT, Article 4 of Cai Shui [2008] Circular No. 1, dividends on earnings prior to 2008 but distributed after 2008 are not subject to withholding income tax. The current policy approved by the Company’s Board allows the Company to distribute PRC earnings offshore only if the Company does not have to pay a dividend tax. Such policy may require the Company to reinvest all earnings made since 2008 onshore indefinitely or be subject to a 10% withholding tax should its policy change to allow for earnings distribution offshore. If the Company was to distribute its FIEs’ 2008 earnings, the Company would be subject to a withholding tax expense of approximately $4.7 million.
     The Company’s VIEs are wholly owned by the Company’s employees and controlled by the Company through various contractual agreements. To the extent that these VIEs have undistributed earnings, the Company has to pay taxes on behalf of its employees when dividends are distributed from these local entities in the future. Such withholding individual income tax rate is 20%.
Composition of income tax expenses for China operations
     The following table sets forth current and deferred portion of income tax expenses of the Company’s China subsidiaries and VIEs,:

	Years ended December 31,
	2008	2007	2006
	(In thousands)
Current tax provision	$(14,098)	$(6,030)	$(4,401)
Deferred tax provision	56	(474)	350

Income tax expenses	$(14,042)	$(6,504)	$(4,051)

Reconciliation of the differences between statutory tax rate and the effective tax rate for China operations
     The following table sets forth reconciliation between the statutory EIT rate and the effective tax rate for China operations:

	Years ended December 31,
	2008	2007	2006
Statutory EIT rate	25%	33%	33%
Effect on tax holiday, preferential tax rate and dividend tax on VIEs’ undistributed earnings, net	(13)%	(29)%	(32)%
Permanent differences	1%	1%	1%
Change in valuation allowance	—	4%	5%

Effective tax rate for China operations	13%	9%	7%

     The provisions for income taxes for the years ended December 31, 2008, 2007 and 2006 differ from the amounts computed by applying the EIT primarily due to the tax holidays and the preferential tax rate enjoyed by certain of the Company’s entities in the PRC. The effective tax rate of the PRC operations for 2008 as higher than those of 2007 and 2006 primarily due to the phasing out of tax holiday in China.
     The following table sets forth the effect of tax holiday on China operations:

	Years ended December 31,
	2008	2007	2006
	(In thousands, except per share amount)
Tax holiday effect	$16,146	$20,734	$18,323
Basic net income per share attributable to SINA effect	$0.29	$0.38	$0.34
Diluted net income per share attributable to SINA effect	$0.27	$0.35	$0.31
     The following table sets forth the significant components of deferred tax assets for China operations:

	December 31,
	2008	2007	2006
	(In thousands)
Deferred tax assets:
Net operating loss carryforwards (expiring through 2012)	$669	$1,021	$1,774
Allowances for doubtful accounts, accruals and other liabilities	5,159	4,168	3,165
Depreciation	1,736	2,828	1,620

Total deferred tax assets	7,564	8,017	6,559
Less: valuation allowance	(6,252)	(6,761)	(4,829)

Net deferred tax assets	$1,312	$1,256	$1,730

     Valuation allowances are provided against deferred tax assets when the Company determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Company considered factors including (i) future reversals of existing taxable temporary differences; (ii) future taxable income exclusive of reversing temporary differences and carryforwards; and (iii) tax planning strategies. Historically, deferred tax assets were valued using the previous statutory rate of 33% or applicable preferential rates of 7.5% or 15% of the respective legal entities. In March 2007, upon the enactment of the EIT Law, the Company recalculated the carrying deferred tax assets based on the new EIT rate of 25%. As a result of the recalculation, deferred tax assets in the amount of $0.4 million were written down in the first quarter of 2007. During 2007, the valuation allowance for deferred tax assets related to the allowances for doubtful accounts was increased by $1.6 million based on the Company’s historical experience with the Chinese tax authorities.
     U.S.
     As of December 31, 2008, the Company’s subsidiary in the U.S. had approximately $80.7 million of federal and $36.9 million of state net operating loss carryforwards available to offset future taxable income. The federal net operating loss carryforwards will expire, if unused, in the years ending June 30, 2011 through December 31, 2028, and the state net operating loss carryforwards will expire, if unused, in the years ending June 30, 2010 through December 31, 2018. Included in the net operating loss carryforwards were $35.0 million and $22.1 million of federal and state net operating loss carryforwards relating to employee stock options, the benefit of which will be credited to equity when realized. The Tax Reform Act of 1986 limits the use of net operating loss and tax credit carryforwards in certain situations when changes occur in the stock ownership of a company. In the event the Company has a change in ownership, utilization of carryforwards could be restricted. The deferred tax assets for the U.S. subsidiary at December 31, 2008 consists mainly of net operating loss carryforwards for which a full valuation allowance has been provided, as the management believes it is more likely than not that these assets will not be realized in the future.
     The following table sets forth the significant components of the net deferred tax assets for operation in the U.S.:

	December 31,
	2008	2007	2006
	(In thousands)
Deferred tax assets:
Net operating loss carryforwards	$30,013	$29,282	$28,461
Other tax credits, allowances for doubtful accounts, accruals and other liabilities	425	441	445

Total deferred tax assets	30,438	29,723	28,906
Less: valuation allowance	(30,438)	(29,723)	(28,906)

Deferred tax assets	$—	$—	$—

Hong Kong
     As of December 31, 2008, the Company’s Hong Kong subsidiary had approximately $14.3 million of net operating loss carryforwards which can be carried forward indefinitely to offset future taxable income. As of December 31, 2008, the deferred tax assets for the Hong Kong subsidiary, consists mainly of net operating loss carryforwards, for which a full valuation allowance has been provided. Management believes it is more likely than not that these assets will not be realized in the future.
     The following table sets forth the significant components of the net deferred tax assets for Hong Kong operation as of December 31, 2008, 2007 and 2006:

	December 31,
	2008	2007	2006
	(In thousands)
Deferred tax assets:
Net operating loss carryforwards	$2,360	$2,130	$2,290
Less: valuation allowance	(2,360)	(2,130)	(2,290)

Deferred tax assets	$—	$—	$—

Aggregate net deferred tax assets
     The following table sets forth the significant components of the aggregate net deferred tax assets:

	December 31,
	2008	2007	2006
	(In thousands)
Net deferred tax assets included in other current assets and other assets:
Net operating loss carryforwards	$33,042	$32,433	$32,525
Allowances for doubtful accounts, accruals and other liabilities	5,238	4,263	3,264
Depreciation	1,736	2,828	1,620
Other tax credits	346	346	346

Total deferred tax assets	40,362	39,870	37,755
Less: valuation allowance	(39,050)	(38,614)	(36,025)

Net deferred tax assets	$1,312	$1,256	$1,730

Movement of valuation allowances for deferred tax assets
     The following table sets forth the movement of the aggregate valuation allowances for deferred assets:

	Years ended December 31,
	2008	2007	2006
	(In thousands)
Balance at beginning of the year	$38,614	$36,025	$32,555
Provision for the year	436	2,589	3,470

Balance at end of the year	$39,050	$38,614	$36,025

11. Net Income Per Share
     Basic net income per share is computed using the weighted average number of the ordinary shares outstanding during the period. Diluted net income per share is computed using the weighted average number of ordinary shares and ordinary share equivalents outstanding during the period. For the year ended December 31, 2008, 2007 and 2006, options to purchase ordinary shares and restricted share units that were anti-dilutive and excluded from the calculation of diluted net income per share were approximately 644,000, 31,000 and 1.9 million, respectively.
     The following table sets forth the computation of basic and diluted net income per share attributable to SINA for the periods indicated:

	Years ended December 31,
	2008	2007	2006
	(In thousands, except per share amounts)
Basic net income per share attributable to SINA calculation:
Numerator:
Net income used in computing basic net income per share attributable to SINA	$80,638	$54,115	$32,965

Denominator:
Weighted average ordinary shares outstanding	55,821	55,038	53,696

Basic net income per share attributable to SINA	$1.44	$0.98	$0.61
Diluted net income per share attributable to SINA calculation:
Numerator:
Net income attributable to SINA	$80,638	$54,115	$32,965
Amortization of debt discount	—	3,704	7,133
Amortization of convertible debt issuance cost	—	252	503

Net income used in computing diluted net income per share attributable to SINA	$80,638	$58,071	$40,601

Denominator:
Weighted average ordinary shares outstanding	55,821	55,038	53,696
Weighted average ordinary shares equivalents:
Stock options	770	1,114	967
Unvested restricted shares	44	—	—
Convertible debt	3,839	3,868	3,877
Others	—	—	9

Shares used in computing diluted net income per share attributable to SINA	60,474	60,020	58,549

Diluted net income per share attributable to SINA	$1.33	$0.97	$0.69
     In fourth quarter of 2008, the board authorized, but did not obligate, the Company to repurchase of up to $100 million of the Company’s ordinary shares on an opportunistic basis. Stock repurchases under this program may be made through open market purchases, in negotiated transactions off the market, in block trades pursuant to a 10b5-1 plan, which would give a third party independent discretion to make purchases of the Company’s ordinary shares, or otherwise and in such amounts as management deems appropriate. No shares had been repurchased as of December 31, 2008. As of June 10, 2009, the Company had repurchased 2,454,956 shares in the open market, at an average price of $20.37 for a total consideration of $50 million. Additional shares up to a maximum of $50 million may be purchased under this program through the end of 2009.
12. Employee Benefit Plans
China Contribution Plan
     The Company’s subsidiaries and VIEs in China participate in a government-mandated, multi-employer, defined contribution plan pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. Chinese labor regulations require the Company’s subsidiary to pay to the local labor bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The relevant local labor bureau is responsible for meeting all retirement benefit obligations; the Company has no further commitments beyond its monthly contribution. During the years ended December 31, 2008, 2007 and 2006, the Company contributed a total of $9.5 million, $6.5 million, $6.1 million, respectively, to these funds.
401(k) Savings Plan
     The Company’s U.S. subsidiary has a savings plan that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code (the “401(k) Plan”). Under the 401(k) Plan, participating employees may defer 100% of their eligible pretax earnings up to the Internal Revenue Service’s annual contribution limit. All employees on the U.S. payroll of the Company age 21 years or older are eligible to participate in the 401(k) Plan. The Company has not been required to contribute to the 401(k) Plan.
13. Profit Appropriation
     The Company’s subsidiaries and VIEs in China are required to make appropriations to certain non-distributable reserve funds. In accordance with the laws applicable to China’s FIEs, its subsidiaries have to make appropriations from its after-tax profit (as determined under PRC GAAP) to non-distributable reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. General reserve fund is at least 10% of the after-tax profits calculated in accordance with the PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the respective company. The appropriation of the other two reserve funds is at the Company’s discretion. At the same time, the Company’s VIEs, in accordance with the China Company Laws, must make appropriations from its after-tax profit (as determined under PRC GAAP) to non-distributable reserve funds including (i) statutory surplus fund, (ii) statutory public welfare fund and (iii) discretionary surplus fund. Statutory surplus fund is at least 10% of the after-tax profits calculated in accordance with the PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the respective company. Appropriation to the statutory public welfare fund is 5% to 10% of the after-tax profits calculated in accordance with the PRC GAAP. Effective January 1, 2006 under the revised China Company Laws, appropriation to the statutory public welfare fund is no longer mandatory. Appropriation to discretionary surplus fund is made at the discretion of the Company.
     General reserve fund and statutory surplus fund are restricted for set off against losses, expansion of production and operation or increase in register capital of the respective company. Statutory public welfare fund is restricted to the capital expenditures for the collective welfare of employees. These reserves are not transferable to the Company in the form of cash dividends, loans or advances. These reserves are therefore not available for distribution except in liquidation. As of December 31, 2008, the Company is subject to a maximum appropriation of $15.4 million to these non-distributable reserve funds.
14. Shareholders’ Equity
Stockholder Rights Plan
     In 2005, the Company put in place a Rights Plan to protect the best interests of all shareholders. In general, the Plan vests stockholders of SINA with rights to purchase ordinary common shares of the Company at a substantial discount from those securities’ fair market value upon a person or group acquiring, without the approval of the Board of Directors, more than 10% of the Company’s ordinary shares. Any person or group who triggers the purchase right distribution becomes ineligible to participate in the Plan, causing substantial dilution of such person or group’s holdings. The rights will expire on February 22, 2015.
     In addition, the Company’s Board of Directors has the authority, without further action by its shareholders, to issue up to 3,750,000 preference shares in one or more series and to fix the powers and rights of these shares, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with its ordinary shares. Preference shares could thus be issued quickly with terms calculated to delay or prevent a change in control or make removal of management more difficult. Similarly, the Board of Directors may approve the issuance of debentures convertible into voting shares, which may limit the ability of others to acquire control of the Company.
2007 Share Incentive Plan
     On June 29, 2007, the Company adopted the 2007 Share Incentive Plan (the “2007 Plan”). The 2007 Plan permits the granting of share options, share appreciation rights, restricted share units and restricted shares. The 2007 Plan has a 5-year term with a fixed number of shares authorized for issuance. Under the plan, a total of 5,000,000 ordinary shares of the Company are available for issuance. The maximum number of ordinary shares that may be granted subject to awards under the 2007 Plan during any given fiscal year will be limited to 3% of the total outstanding shares of the Company as of the end of the immediately preceding fiscal year, plus any shares remaining available under the share pool for the immediately preceding fiscal year. Share options and share appreciation rights must be granted with an exercise price of at least 100% of the fair market value on the date of grant. The maximum number of ordinary shares available for issuance will be reduced by 1 share for every 1 share issued pursuant to a share option or share appreciation right and by 1.75 share for every 1 share issued as restricted shares or pursuant to a restricted unit. As of December 31, 2008, there were 693,000 options and 143,000 restricted share units outstanding under the 2007 Plan. Concurrent with the adoption of the 2007 Plan, all remaining shares available for grant under the existing 1999 Stock Plan, 1999 Executive Plan and 1999 Directors’ Stock Option Plan were forfeited.
1999 Stock Plan
     In May 1999, the Company adopted the 1999 Stock Plan (the “1999 Plan”). The 1999 Plan provides for the granting of stock options to employees, consultants and directors of the Company. Options granted under the Plan may be either incentive stock options or nonqualified stock options. Incentive stock options (“ISO”) may be granted only to Company employees (including officers and directors who are also employees). Nonqualified stock options (“NSO”) may be granted to Company employees and consultants. As of December 31, 2006, the Company has cumulatively approved 14,358,000 ordinary shares for issuance under the 1999 Plan, including a previous plan carried over from 1997 and options assumed in the Sinanet acquisition. As of December 31, 2008, there were a total of 1,685,000 options outstanding under the 1999 Plan.

     Options under the Company’s 1999 Plan may be granted for a term of up to ten years and at prices determined by the Board of Directors of the Company, provided, however, that the exercise price of an ISO shall not be less than 100% of the fair value of the shares on the date of grant or, if granted to a 10% shareholder, shall not be less than 110% of the fair value of the shares on the date of grant. The exercise price of an NSO granted to an executive officer of the Company shall not be less than 100% of the fair value of the shares on the date of grant if such option is intended to qualify as performance-based compensation under Section 162(m) of the US Internal Revenue Code of 1986, as amended. Options granted under the 1999 Plan generally vest over a 4-year term. Certain grants are exercisable immediately under such terms and conditions as determined by the Board of Directors. Ordinary shares issued upon such early exercises are subject to rights of repurchases by the Company until such shares become fully vested. Concurrent with the adoption of the 2007 Plan, all remaining shares available for grant under the 1999 Plan were forfeited.
1999 Executive Stock Option Plan
     In October 1999, the Board adopted the 1999 Executive Stock Option Plan (the “Executive Plan”). An aggregate of 2,250,000 ordinary shares have been approved for issuance under the Executive Plan. The Executive Plan provides for the granting of options to purchase ordinary shares and ordinary share purchase rights to eligible employees and consultants. As of December 31, 2008, there were a total of 139,000 options outstanding under the Executive Plan. Options under Executive Plan may be granted for a term of up to ten years and at prices determined by the Board of Directors of the Company, provided, however, that the exercise price of an ISO shall not be less than 100% of the fair value of the shares on the date of grant or, if granted to a 10% shareholder, shall not be less than 110% of the fair value of the shares on the date of grant. The exercise price of an NSO granted to an executive officer of the Company shall not be less than 100% of the fair value of the shares on the date of grant if such option is intended to qualify as performance-based compensation under Section 162(m) of the US Internal Revenue Code of 1986, as amended. Options granted under the Executive Plan generally vest over a four- year term. Certain grants are exercisable immediately under such terms and conditions as determined by the Board of Directors. Ordinary shares issued upon such early exercises are subject to rights of repurchases by the Company until such shares become fully vested. Concurrent with the adoption of the 2007 Plan, all remaining shares available for grant under the Executive Plan were forfeited.
1999 Directors’ Stock Option Plan
     In October 1999, the Board approved the 1999 Directors’ Stock Option Plan (the “Directors’ Plan”) covering an aggregate of 750,000 ordinary shares. The Directors’ Plan became effective on the effective date of the initial public offering and provides a non-employee director after the completion of the offering (1) a non statutory stock option to purchase 37,500 ordinary shares on the date on which he or she first becomes a member of the Board of Directors, and (2) an additional non statutory stock option to purchase 15,000 shares on the date of each annual shareholders’ meeting immediately thereafter, if on such date he or she has served on the Board for at least six months. All options granted under the Directors’ Plan shall have an exercise price equal to 100% of the fair value of the shares on the date of grant and shall have a term of 10 years from the date of grant. All options granted under the Directors’ Plan vest in full immediately upon grant. On September 27, 2005, the shareholders of the Company approved an increase to the aggregate number of ordinary shares issuable under the Directors’ Plan from 750,000 ordinary shares to 1,125,000 ordinary shares. As of December 31, 2008, 318,000 options were outstanding under the Directors’ Plan. Concurrent with the adoption of the 2007 Plan, all remaining shares available for grant under the Directors’ Plan were forfeited.
Compensation Costs
     Effective January 1, 2006, the Company adopted SFAS 123R. See Note 2 for a description of the Company’s adoption of SFAS 123R. Stock-based compensation expenses recognized in the Company’s Consolidated Statement of Operations were as follows:

	Years ended December 31,
	2008	2007	2006
	(In thousands)
Costs of revenues	$3,248	$1,788	$1,743
Sales and marketing	2,098	1,234	1,511
Product development	1,978	1,593	1,808
General and administrative	6,943	4,097	4,412

	$14,267	$8,712	$9,474

     As of December 31, 2008, there was $18.3 million of unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested stock-based awards granted to the Company’s employees which will be recognized over a weighted-average period of 1.6 years. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures.

Valuation of Stock Options
     The assumptions used to value the Company’s option grants were as follows:

	Years ended December 31,
	2008	2007	2006
Stock options:
Expected term (in years)	4.0	4.0	3.8-5.0
Expected volatility	46% -50%	50%	68%-71%
Risk-free interest rate	2.0% - 2.7%	3.2%	5.0%-5.2%
Expected dividend yield	0	0	0
     Expected term represents the weighted average period of time that stock-based awards granted are expected to be outstanding giving consideration to historical exercise patterns. The simplified method was used for fiscal 2006, 2007 and 2008 due to the lack of industry comparison. Expected volatilities are based on historical volatilities of the Company’s ordinary shares over the respective expected term of the stock-based awards. Risk-free interest rate is based on US Treasury zero-coupon issues with maturity terms similar to the expected term on the stock-based awards. The Company does not anticipate paying any cash dividends in the foreseeable future.
     The following table set forth the summary of number of shares available for issuance:

Shares Available
December 31, 2005	2,681
Granted	(2,100)
Cancelled/expired/forfeited	722

December 31, 2006	1,303
Increased authorization	5,000
Granted	(434)
Cancelled/expired/forfeited	(1,300)

December 31, 2007	4,569
Granted *	(804)
Cancelled/expired/forfeited	86

December 31, 2008	3,851

*	In 2008, 676,000 options and 73,300 restricted shares units, or 128,275 equivalent shares, were granted.
     Summary of Stock Option
     The following table sets forth the summary of option activity under the Company’ stock option program:

			Weighted Average
	Options	Weighted Average	Remaining	Aggregate
	Outstanding	Exercise Price	Contractual Life	Intrinsic Value
	(In thousands)		(in years)	(in thousands)
December 31, 2005	3,610	$14.97
Granted	2,100	$23.90
Exercised	(896)	$11.14
Cancelled/expired/forfeited	(722)	$11.84

December 31, 2006	4,092	$20.95	6.14	$32,668
Granted	84	$49.95
Exercised	(1,138)	$16.73
Cancelled/expired/forfeited	(238)	$22.31

December 31, 2007	2,800	$23.41	5.22	$58,981
Granted	676	$33.94
Exercised	(483)	$21.82
Cancelled/expired/forfeited	(158)	$29.61

December 31, 2008	2,835	$25.85	4.39	$4,018

Vested and expected to vest as of December 31, 2006	3,898	$20.82	6.16	$31,658
Exercisable as of December 31, 2006	1,882	$18.56	6.38	$20,015

			Weighted Average
	Options	Weighted Average	Remaining	Aggregate
	Outstanding	Exercise Price	Contractual Life	Intrinsic Value
	(In thousands)		(in years)	(in thousands)
Vested and expected to vest as of December 31, 2007	2,711	$23.32	5.24	$57,321
Exercisable as of December 31, 2007	1,561	$21.86	5.53	$35,046
Vested and expected to vest as of December 31, 2008	2,736	$25.63	4.38	$4,018
Exercisable as of December 31, 2008	1,785	$23.45	4.38	$4,015
     The weighted average estimated fair value of options granted during 2008, 2007 and 2006 was $13.75, $20.84 and $13.57, respectively. The total intrinsic value of options exercised during 2008, 2007 and 2006 was $11.6 million, $25.6 million and $14.1 million, respectively. The intrinsic value is calculated as the difference between the market value on the date of exercise and the exercise price of the shares. Cash received from the exercises of stock option during 2008 was $10.5 million.
     As of December 31, 2008, there was $15.5 million of unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested stock options granted to the Company’s employees. This cost is expected to be recognized over a weighted-average period of 1.6 years. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures.
     The aggregate intrinsic value of options outstanding and options exercisable as of December 31, 2008 was $4.0 million and $4.0 million, respectively. The aggregate intrinsic value of options outstanding and options exercisable as of December 31, 2007 was $59.0 million and $35.0 million, respectively. The aggregate intrinsic value of options outstanding and options exercisable as of December 31, 2006 was $32.7 million and $20.0 million, respectively. The intrinsic value is calculated as the difference between the market value as of the last day of the fiscal year and the exercise price of the shares. As reported by the NASDAQ Global Selected Market, the Company’s ending stock price as of December 31, 2008, 2007 and 2006 was $23.15, $44.31 and $28.7, respectively.
     Information regarding the stock options outstanding at December 31, 2008 is summarized below:

		Weighted		Weighted	Weighted Average
	Options	Average	Options	Average	Remaining
Range of Exercise prices	Outstanding	Exercise Price	Exercisable	Exercise Price	Contractual Life
	(In thousands)		(in thousands)		(in years)
$0.5 — $23.17	1,049	$19.33	773	$17.96	3.87
$24.23 — $24.73	863	$24.62	653	$24.59	4.03
$25.57 — $33.68	743	$32.49	278	$31.19	5.32
$36.40 — $49.95	180	$42.31	81	$39.94	5.37

	2,835	$25.85	1,785	$23.45	4.39

Summary of Service-Based Restricted Share Units
     Service-based restricted share units activities in 2008 and 2007 were as follows:

	Shares Granted	Weighted-Average Grant-Date
	(in thousands)	Fair Value
December 31, 2006	—	—
Awarded	100	$46.83

December 31, 2007	100	$46.83
Issued	(25)	$46.83

December 31, 2008	75	$46.83

     There were no service-based restricted share units granted in 2006. Restricted share units are not considered outstanding in the computation of basic earnings per share. As of December 31, 2008, there was $2.8 million of unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested, service-based restricted share units granted to the Company’s employees. This cost is expected to be recognized over a weighted-average period of 1.6 years.
Summary of Performance-Based Restricted Share Units
     Performance-based restricted share unit activities in 2008 and 2007 were as follows:

	Shares Granted	Weighted-Average Grant-Date
	(in thousands)	Fair Value
December 31, 2006	—	—
Awarded	100	$46.83
Forfeited	(2)	—

	Shares Granted	Weighted-Average Grant-Date
	(in thousands)	Fair Value
December 31, 2007	98	$46.83
Awarded	73	$33.29
Issued	(91)	$41.80
Forfeited	(12)	$37.84

December 31, 2008	68	$40.57

     There were no performance-based restricted share units granted in 2006. Restricted share units are not considered outstanding in the computation of basic earnings per share. As of December 31, 2008, there was no unrecognized compensation cost related to non-vested, performance-based restricted share units granted to the Company’s employees.
     In September 2008, the Company’s subsidiary COHT adopted a 2008 Share Incentive Plan (“2008 COHT Plan”). The 2008 COHT Plan permits the granting of stock options, share appreciation rights, restricted share units and restricted shares of COHT to employees, directors and consultants. Options with a fair value of $534,000 were granted during 2008. Stock compensation expenses related to the grant are amortized over four years on a straight-line basis, with $42,000 expensed in 2008.
15. Segment Information
     Based on the criteria established by SFAS 131, “Disclosures about Segments of an Enterprise and Related Information,” the Company currently operates in three principal business segments globally—advertising, MVAS and other non-advertising. Information regarding the business segments provided to the Company’s chief operating decision maker (“CODM”) are usually at the revenue or gross margin level. The Company currently does not allocate operating costs or assets to its segments, as its CODM does not use this information to allocate resources to or evaluate the performance of the operating segments.
     The following is a summary of revenues, costs of revenues and gross profit margins:

	Advertising	MVAS	Other	Total
	(In thousands)
Year ended and as of December 31, 2008:
Net revenues	$258,499	$103,318	$7,770	$369,587
Costs of revenues	100,008	48,005	2,322	150,335
Gross profit margins	61%	54%	70%	59%
Year ended and as of December 31, 2007:
Net revenues	$168,926	$70,489	$6,712	$246,127
Costs of revenues	63,466	29,339	1,897	94,702
Gross profit margins	62%	58%	72%	62%
Year ended and as of December 31, 2006:
Net revenues	$120,067	$86,257	$6,530	$212,854
Costs of revenues	42,529	34,255	2,626	79,410
Gross profit margins	65%	60%	60%	63%
     The following is a summary of the Company’s geographic operations:

	China	International	Total
	(In thousands)
Year ended and as of December 31, 2008:
Revenues	$365,959	$3,628	$369,587
Long-lived assets	33,005	1,106	34,111
Year ended and as of December 31, 2007:
Revenues	$242,036	$4,091	$246,127
Long-lived assets	25,481	1,365	26,846
Year ended and as of December 31, 2006:
Revenues	$209,200	$3,654	$212,854
Long-lived assets	25,726	1,375	27,101
     Revenues are attributed to the countries in which the invoices are issued. Long-lived assets comprise of the net book value of property and equipment.

16. Financial Instruments
Fair Value of Financial Instruments

	Fair Value Measurements at December 31, 2008
		Quoted Prices in
		Active Market	Significant Other
		for Identical Assets	Observable Inputs
	Total	(Level 1)	(Level 2)
Money market funds (1)	$130,155	$130,155	$—
Bank time deposits (2)	262,226	—	262,226
Corporate bonds and notes (3)	14,895	—	14,895

Total	$407,276	$130,155	$277,121

(1)	Included in cash and cash equivalents on the Company’s consolidated balance sheets.

(2)	Included in cash and cash equivalents and short-term investments on the Company’s consolidated balance sheets.

(3)	Included in short-term investments on the Company’s consolidated balance sheets.
Concentration of Risk
     Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, marketable debt securities, accounts receivables. In addition, with the majority of its operations in China, the Company is subject to RMB currency risk and offshore remittance risk, both of which the Company has no way to hedge.
     The Company limits its exposure to credit loss by depositing its cash and cash equivalents with financial institutions in the U.S., the PRC, Hong Kong and Taiwan that management believes are of high credit quality. The Company usually invests in marketable debt securities with A ratings or above.
     The Company has approximately $361.6 million in cash and bank deposits, such as time deposits and bank notes, with large domestic banks in China, which constitute about 60% of its total cash, cash equivalent and short-term investments as of December 31, 2008. The terms of these deposits are generally up to twelve months. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law that came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the new Bankruptcy Law, a Chinese bank may go bankrupt. In addition, since China’s concession to WTO, foreign banks have been gradually permitted to operate in China and have become serious competitors to Chinese banks in many aspects, especially since the opening of RMB business to foreign banks in late 2006. Therefore, the risk of bankruptcy on Chinese banks in whom the Company hold cash and bank deposits has increased. In the event that a Chinese bank that holds the Company’s deposits goes bankrupt, the Company is unlikely to claim its deposits back in full since it is unlikely to be classified as a secured creditor to the bank under the PRC laws.
     Accounts receivable consist primarily of advertising agencies, direct advertising customers and mobile operators. As of December 31, 2008 and 2007, approximately 99% and 98% of the net accounts receivable were derived from the Company’s operations in the PRC.
     For the years ended 2008, 2007, and 2006, advertising revenues from agencies were approximately 91%, 92% and 87%, respectively, of the Company’s advertising revenues. Focus Media Holding Limited (“Focus”), a large advertising agency in China, through its subsidiaries and affiliates accounted for 14%, 15%, and less than 10% of the Company total revenues in 2008, 2007 and 2006, respectively. No individual advertising customer accounted for 10% or more of total revenues for 2008, 2007 and 2006. Focus accounted for 18% and 24% of the Company’s total accounts receivables as of December 31, 2008 and 2007, respectively. Beijing Shiji Huamei Advertising Ltd., another large advertising agency in China, accounted for 11% of the Company’s total accounts receivables as of December 31, 2008 while HY Link Advertising (BJ) Co., also a large advertising agency in China, accounted for 10% of the Company’s total accounts receivables as of December 31, 2007. No individual advertising customer accounted for 10% or more of accounts receivables as of December 31, 2008 and 2007.
     With regards to the MVAS operations, revenues charged via provincial and local subsidiaries of China Mobile were 25%, 21% and 30% of the Company’s total revenues in 2008, 2007 and 2006, respectively. Revenues from the SMS product line accounted for less than 10%, 15% and 26% of the Company’s total revenues for 2008, 2007 and 2006, respectively. China Mobile and its provincial and local subsidiaries in aggregate accounted for 10% of the Company’s accounts receivables as of December 31, 2008, and no mobile operators accounted for 10% or more of the Company’s receivables as of December 31, 2007. Accounts receivable from third-party operators represent MVAS fees collected on behalf of the Company after deducting their billing services and transmission charges. The Company maintains allowances for potential credit losses. Historically, the Company has not had any significant direct write off of bad debts.
     The majority of the Company’s net income was derived from China. The operations in China are carried out by the subsidiaries and VIEs. The Company depends on dividend payments from its subsidiaries in China for its revenues after these subsidiaries receive payments from VIEs in China under various services and other arrangements. In addition, under Chinese law, its subsidiaries are only allowed to pay dividends to the Company out of their accumulated profits, if any, as determined in accordance with Chinese accounting standards and regulations. Moreover, these Chinese subsidiaries are required to set aside at least 10% of their respective accumulated profits, if any, up to 50% of their registered capital to fund certain mandated reserve funds that are not payable or distributable as cash dividends. The appropriation to mandated reserve funds are assessed annually. As of December 31, 2008, the Company is subject to a maximum appropriation of $15.4 million to these non-distributable reserve funds. The Company’s subsidiaries and VIEs in China are subject to different tax rates. See Note 10 — Income Taxes.
     The majority of the Company’s revenues derived and expenses incurred were in Chinese RMB as of December 31, 2008. The Company’s cash, cash equivalents and short-term investments balance denominated in Chinese RMB was approximately $357.9 million, which accounted for approximately 59% of its total cash, cash equivalents and short-term investments balance as of December 31, 2008. The Company’s accounts receivable balance denominated in Chinese RMB was approximately $78.1 million, which accounted for approximately 99% of its total accounts receivable balance. The Company’s current liabilities balance denominated in Chinese RMB was approximately $90.2 million, which accounted for approximately 47% of its total current liabilities balance as of December 31, 2008. Accordingly, the Company may experience economic losses and negative impacts on earnings and equity as a result of exchange rate fluctuations in the currency of the PRC. Moreover, the Chinese government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of the PRC. The Company may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency.
     The Company performed a test on the restricted net assets of consolidated subsidiaries and VIEs (the “restricted net assets”) in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that the restricted net assets did not exceed 25% of the consolidated net assets of the Company as of December 31, 2008.
17. Convertible Debt
     In 2003, the Company issued $100 million of zero-coupon, convertible, subordinated notes (the “Notes”) due 2023. During 2007, $1 million of the Notes were converted to SINA ordinary shares upon purchase’s request. The Notes were issued at par and bear no interest. The Notes will be convertible into SINA ordinary shares, upon satisfaction of certain conditions, at an initial conversion price of $25.79 per share, subject to adjustments for certain events. One of the conditions for conversion of the Notes to SINA ordinary shares is conversion upon satisfaction of market price condition, when the sale price (defined as closing per share sales price) of SINA ordinary shares reaches a specified threshold for a defined period of time. The specified thresholds are (i) during the period from issuance to July 15, 2022, if the sale price of SINA ordinary shares, for each of any five consecutive trading days in the immediately preceding fiscal quarter, exceeds 115% of the conversion price per ordinary share, and (ii) during the period from July 15, 2022 to July 15, 2023, if the sale price of SINA ordinary shares on the previous trading day is more than 115% of the conversion price per ordinary share. For the quarter ended December 31, 2008, the sale price of SINA ordinary shares did not exceed the threshold set forth in item (i) above; therefore, the Notes are not convertible into SINA ordinary shares during the quarter ending March 31, 2009.
     Upon a purchaser’s election to convert the Notes in the future, the Company has the right to deliver cash in lieu of ordinary shares, or a combination of cash and ordinary shares. The Company may redeem for cash all or part of the Notes on or after July 15, 2012, at a price equal to 100% of the principal amount of the Notes being redeemed. The purchasers may require the Company to repurchase all or part of the Notes for cash on July 15 annually from 2007 through 2013, and on July 15, 2018, or upon a change of control, at a price equal to 100% of the principal amount of the Notes. In accordance with SFAS 78 obligations such as the Notes are considered current liabilities when they are or will be callable within one year from the balance sheet date, even though liquidation may not be expected within that period. These notes were accounted for in accordance with FASB Staff Position No. APB14-1 “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)” which the Company adopted on January 1, 2009. See Note 2 Significant Accounting Policies — Convertible debt and Recent accounting pronouncements.

18. Commitments and Contingencies
     Operating lease commitments include the commitments under the lease agreements for the Company’s office premises. The Company leases office facilities under non-cancelable operating leases with various expiration dates through 2013. For the years ended December 31, 2008, 2007 and 2006, rental expenses were $6.5 million, $4.9 million and $3.6 million, respectively. Based on the current rental lease agreements, future minimum rental payments required as of December 31, 2008 were as follows:

		Less than one	One to	Three to	More than
	Total	year	Three years	five years	five years
			(In thousands)
Operating lease commitments	$8,874	$5,317	$3,221	$336	$—
     Purchase commitments mainly include minimum commitments for Internet connection fees associated with websites production, content fees associated with websites production and MVAS, advertising serving services and marketing activities. Purchase commitments as of December 31, 2008 were as follows:

		Less than one	One to	Three to	More than
	Total	year	Three years	Five years	five years
			(In thousands)
Purchase commitments	$33,458	$26,183	$6,819	$432	$24
     In fourth quarter of 2008, the board authorized, but did not obligate, the Company to repurchase of up to US$100 million of the Company’s ordinary shares on an opportunistic basis. Stock repurchases under this program may be made through open market purchases, in negotiated transactions off the market, in block trades pursuant to a 10b5-1 plan, which would give a third party independent discretion to make purchases of the Company’s ordinary shares, or otherwise and in such amounts as management deems appropriate. No shares had been repurchased as of December 31, 2008. As of June 10, 2009, the Company had repurchased 2,454,956 shares in the open market, at an average price of $20.37 for a total consideration of $50 million. Additional shares up to a maximum of $50 million may be purchased under this program through the end of 2009.
     There are uncertainties regarding the legal basis of our ability to operate an Internet business and telecom value-added services in China. Although the country has implemented a wide range of market-oriented economic reforms, the telecommunication, information and media industries remain highly regulated. Not only are such restrictions currently in place, but in addition regulations are unclear as to in which specific segments of these industries companies with foreign investors, including us, may operate. Therefore, the Company might be required to limit the scope of its operations in China, and this could have a material adverse effect on its financial position, results of operations and cash flows.
     As of the date the Company filed the Original Form 20-F, there are no legal or arbitration proceedings that have had in the recent past, or to the Company’s knowledge, may have, significant effects on the Company’s financial position or profitability.
19. Subsequent Events
     (a) June 29, 2009
     In fourth quarter of 2008, the board authorized, but did not obligate, the Company to repurchase of up to $100 million of the Company’s ordinary shares on an opportunistic basis. Stock repurchases under this program may be made through open market purchases, in negotiated transactions off the market, in block trades pursuant to a 10b5-1 plan, which would give a third party independent discretion to make purchases of the Company’s ordinary shares, or otherwise and in such amounts as the Company deems appropriate. No shares had been repurchased as of December 31, 2008. As of June 10, 2009, the Company has repurchased 2,454,956 shares in the open market, at an average price of $20.37 for a total consideration of $50 million. Additional shares up to a maximum of $50 million may be purchased under this program through the end of 2009.
     (b) December 23, 2009 (unaudited)
     In July 2009, the Company announced that it entered into a definitive agreement (the “Agreement”) with E-House (China) Holdings Limited (“E-House”), a leading real estate services company in China, to merge E-House’s real estate information and consulting services and the Company’s online real estate business (the “Transaction”). E-House’s real estate information and consulting services are operated by China Real Estate Information Corporation (“CRIC”), a subsidiary of E-House. Under the Agreement, SINA would contribute its online real estate business into its majority-owned subsidiary China Online Housing, and CRIC would issue its own ordinary shares to SINA to acquire SINA’s equity interest in China Online Housing in exchange for shares in CRIC. On October 16, 2009, the Transaction was consummated following the listing of CRIC’s American depositary shares on the NASDAQ Global Select Market. As of the closing of the Transaction, SINA is the second largest shareholder of CRIC, with approximately 33% interest in CRIC. The Company intends to account for its interest in CRIC using the equity method of accounting.
     In September 2009, the Company announced that the Company and Focus Media Holding Limited (NASDAQ: FMCN) have jointly reached a decision to not extend the deadline of the agreement announced on December 22, 2008, by which the Company agreed to acquire substantially all of the assets of Focus Media’s digital out-of-home advertising networks.
     In September 2009, the Company announced that it has entered into a definitive agreement for a private equity placement of its ordinary shares with New-Wave Investment Holding Company Limited (“New-Wave”), a British Virgin Islands company established and controlled by Charles Chao, the Company’s Chief Executive Officer, and other members of the Company’s management. On November 25, 2009, the private equity financing with New-Wave consummated. At the closing, SINA received gross proceeds of $180 million, and New-Wave received approximately 5.6 million ordinary shares in SINA. The shares issued to New-Wave are subject to a six month lock-up and have customary registration rights pursuant to a Registration Rights Agreement entered into between SINA and New-Wave. The Company expects to use the proceeds of the financing for future acquisitions and general corporate purposes. The Company is currently evaluating the accounting treatment for the private equity placement, which may require the Company to recognize compensation expense.
     In October 2009, the Company awarded 400,000 shares of service-based restricted share units to employees, 170,051 of which vested within the quarter and the remaining 229,949 shares are expected to vest on a straight-line basis over three years.
     In December 2009, the Company awarded 42,000 shares of service-based restricted share units to non-employee directors, which are expected to vest on a straight-line basis over four years.